EXHIBIT 99.4

FIRSTSERVICE CORPORATION
(to be renamed COLLIERS
INTERNATIONAL GROUP INC.)

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Year ended December 31, 2014 and

Quarter ended March 31, 2015

FIRSTSERVICE CORPORATION (to be renamed COLLIERS INTERNATIONAL GROUP INC.)
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
(Unaudited)
(in thousands of US dollars, except per share amounts)

	Year ended December 31, 2014
	FirstService	Deduct New	Add (deduct)
	pre-	FSV	pro forma		Colliers
	arrangement	carve-out	adjustments	Note 2	pro forma

Revenues	$2,714,273	$1,132,002	$-		$1,582,271

Cost of revenues	1,747,175	800,046	-		947,129
Selling, general and administrative expenses	758,436	258,678	-		499,758
Depreciation	38,117	17,730	-		20,387
Amortization of intangible assets	24,293	8,744	-		15,549
Acquisition-related items	11,825	1,183	-		10,642
Operating earnings	134,427	45,621	-		88,806

Interest expense, net	14,237	6,932	-		7,305
Other income, net	(1,008)	255	-		(1,263)
Earnings before income tax	121,198	38,434	-		82,764
Income tax	31,799	12,242	5,700	A	25,257
Net earnings from continuing operations	89,399	26,192	(5,700)		57,507

Net earnings from discontinued operations,
net of income tax	1,537	-	-		1,537
Net earnings	90,936	26,192	(5,700)		59,044

Non-controlling interest share of earnings	28,200	3,105	-		25,095
Non-controlling interest redemption increment	19,420	10,117	-		9,303
Net earnings attributable to Company	$43,316	$12,970	$(5,700)		$24,646

Net earnings per common share				C

Basic
Continuing operations	$1.16				$0.64
Discontinued operations	0.04				0.04
	$1.20				$0.69

Diluted
Continuing operations	$1.15				$0.64
Discontinued operations	0.04				0.04
	$1.19				$0.68

Weighted average common shares outstanding
Basic	35,917				35,917
Dilutive effects of stock options	392				392
Diluted	36,309				36,309

FIRSTSERVICE CORPORATION (to be renamed COLLIERS INTERNATIONAL GROUP INC.)
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
(Unaudited)
(in thousands of US dollars, except per share amounts)

	Three months ended March 31, 2015
	FirstService	Deduct New	Add(deduct)
	pre-	FSV	pro forma		Colliers
	arrangement	carve-out	adjustments	Note 2	pro forma

Revenues	$607,951	$272,189	$-		$335,762

Cost of revenues	405,428	197,307	-		208,121
Selling, general and administrative expenses	180,114	66,230	-		113,884
Depreciation	9,589	4,448	-		5,141
Amortization of intangible assets	5,977	2,550	-		3,427
Acquisition-related items	993	247	-		746
Operating earnings	5,850	1,407	-		4,443

Interest expense, net	4,203	1,868	-		2,335
Other income, net	686	202	-		484
Earnings before income tax	961	(663)	-		1,624
Income tax	(18)	(229)	1,600	A	1,811
Net earnings from continuing operations	979	(434)	(1,600)		(187)

Net earnings from discontinued operations,
net of income tax	-	-	-		-
Net earnings	979	(434)	(1,600)		(187)

Non-controlling interest share of earnings	2,518	1,119	-		1,399
Non-controlling interest redemption increment	(7,583)	1,758	-		(9,341)
Net earnings attributable to Company	$6,044	$(3,311)	$(1,600)		$7,755

Net earnings per common share				C

Basic
Continuing operations	$0.17				$0.22
Discontinued operations	-				-
	$0.17				$0.22

Diluted
Continuing operations	$0.17				$0.21
Discontinued operations	-				-
	$0.17				$0.21

Weighted average common shares outstanding
Basic	35,871				35,871
Dilutive effects of stock options	392				392
Diluted	36,263				36,263

FIRSTSERVICE CORPORATION (to be renamed COLLIERS INTERNATIONAL GROUP INC.)
PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited) (in thousands of US dollars)

	December 31, 2014
	FirstService	Deduct New	Add (deduct)
	pre-	FSV	pro forma		Colliers
	arrangement	carve-out	adjustments	Note 2	pro forma
Assets
Current Assets
Cash and cash equivalents	$156,793	$66,790	$-		$90,003
Restricted cash	3,657	3,657	-		-
Accounts receivable, net of allowance	409,317	115,143	-		294,174
Income tax recoverable	29,303	16,262	-		13,041
Inventories	18,950	9,489	-		9,461
Prepaid expenses and other current assets	44,176	20,715	-		23,461
Deferred income tax	45,623	18,667	-		26,956
	707,819	250,723	-		457,096

Other receivables	6,845	4,581	-		2,264
Other assets	19,487	155	-		19,332
Fixed assets	120,394	55,203	-		65,191
Deferred income tax	83,639	4,572	-		79,067
Intangible assets	197,689	82,877	-		114,812
Goodwill	503,554	217,433	-		286,121
	931,608	364,821	-		566,787
	$1,639,427	$615,544	$-		$1,023,883

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$107,349	$24,687	$9,000	B	$91,662
Accrued liabilities	434,819	55,563	-		379,256
Income taxes payable	15,249	5,650	-		9,599
Unearned revenues	23,571	16,079	-		7,492
Long-term debt - current	36,396	17,725	-	E	18,671
Contingent acquisition consideration - current	10,971	4,586	-		6,385
Deferred income tax	1,804	1,804	-		-
	630,159	126,094	9,000		513,065

Long-term debt - non-current	456,952	221,632	-	E	235,320
Contingent acquisition consideration	16,165	1,509	-		14,656
Other liabilities	35,739	12,398	-		23,341
Deferred income tax	36,205	14,236	-		21,969
	545,061	249,775	-		295,286
Redeemable non-controlling interests	230,992	80,926	-		150,066

Shareholders' equity
Common shares	310,401	-	-		310,401
Contributed surplus	46,931	-	-		46,931
Deficit	(118,242)	-	(9,000)	B	(284,740)
			(157,498)	D
FirstService's net investment	-	157,498	157,498	D	-
Accumulated other comprehensive earnings	(13,887)	1,251	-		(15,138)
Total Company shareholders' equity	225,203	158,749	(9,000)		57,454
Non-controlling interests	8,012	-	-		8,012
Total shareholders' equity	233,215	158,749	(9,000)		65,466
	$1,639,427	$615,544	$-		$1,023,883

FIRSTSERVICE CORPORATION (to be renamed COLLIERS INTERNATIONAL GROUP INC.)
PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited) (in thousands of US dollars)

	March 31, 2015
	FirstService	Deduct New	Add(deduct)
	pre-	FSV	pro forma		Colliers
	arrangement	carve-out	adjustments	Note 2	pro forma
Assets
Current Assets
Cash and cash equivalents	$120,702	$45,142	$-		$75,560
Restricted cash	2,762	2,762	-		-
Accounts receivable, net of allowance	354,500	106,315	-		248,185
Income tax recoverable	28,706	12,704	-		16,002
Inventories	25,581	11,128	-		14,453
Prepaid expenses and other current assets	49,494	19,086	-		30,408
Deferred income tax	43,198	18,644	-		24,554
	624,943	215,781	-		409,162

Other receivables	6,001	3,757	-		2,244
Other assets	20,622	154	-		20,468
Fixed assets	116,123	54,627	-		61,496
Deferred income tax	82,461	3,621	-		78,840
Intangible assets	190,303	85,493	-		104,810
Goodwill	482,356	214,902	-		267,454
	897,866	362,554	-		535,312
	$1,522,809	$578,335	$-		$944,474

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$86,294	$14,660	$9,000	B	$80,634
Accrued liabilities	332,344	58,329	-		274,015
Income taxes payable	4,209	4,988	-		(779)
Unearned revenues	23,579	19,475	-		4,104
Long-term debt - current	38,171	16,965	-	E	21,206
Contingent acquisition consideration - current	6,745	5,037	-		1,708
Deferred income tax	1,806	1,803	-		3
	493,148	121,257	9,000		380,891

Long-term debt - non-current	517,526	230,009	-	E	287,517
Contingent acquisition consideration	15,740	2,053	-		13,687
Other liabilities	33,358	13,037	-		20,321
Deferred income tax	32,068	14,143	-		17,925
	598,692	259,242	-		339,450
Redeemable non-controlling interests	213,892	75,071	-		138,821

Shareholders' equity
Common shares	315,125	-	-		315,125
Contributed surplus	49,658	-	-		49,658
Deficit	(115,798)	-	(9,000)	B	(243,183)
			(118,385)	D
FirstService's net investment	-	118,385	118,385	D	-
Accumulated other comprehensive earnings	(40,551)	4,380	-		(44,931)
Total Company shareholders' equity	208,434	122,765	(9,000)		76,669
Non-controlling interests	8,643	-	-		8,643
Total shareholders' equity	217,077	122,765	(9,000)		85,312
	$1,522,809	$578,335	$-		$944,474

FIRSTSERVICE CORPORATION (to be renamed COLLIERS INTERNATIONAL GROUP INC.)
PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATING ACTIVITIES
(Unaudited)
(in thousands of US dollars)

	Year ended December 31, 2014

	FirstService	Deduct New	Add(deduct)
	pre-	FSV	pro forma		Colliers
	arrangment	carve-out	adjustments	Note 2	pro forma
Cash provided by (used in)

Operating activities
Net earnings	$90,936	$26,192	$-		$64,744
NCI share of earnings from discontinued operations	321	-			321

Items not affecting cash:
Depreciation and amortization	62,516	26,474	-		36,042
Deferred income tax	(991)	(2,479)	-		1,488
Other	(1,999)	2,056	-		(4,055)

Changes in non-cash working capital:
Accounts receivable	(22,052)	3,231	-		(25,283)
Inventories	(3,415)	72	-		(3,487)
Prepaid expenses and other current assets	(4,704)	(3,327)	-		(1,377)
Payables and accruals	55,792	(8,164)	-		63,956
Unearned revenues	3,625	741	-		2,884
Other liabilities	(897)	660	-		(1,557)
Contingent acquisition consideration	(20,064)	(279)	-		(19,785)
Net cash provided by operating activities	$159,068	$45,177	$-		$113,891

FIRSTSERVICE CORPORATION (to be renamed COLLIERS INTERNATIONAL GROUP INC.)
PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATING ACTIVITIES
(Unaudited)
(in thousands of US dollars)

	Three months ended March 31, 2015

	FirstService	Deduct New	Add(deduct)
	pre-	FSV	pro forma		Colliers
	arrangment	carve-out	adjustments	Note 2	pro forma
Cash provided by (used in)

Operating activities
Net earnings	$979	$(434)	$-		$1,413

Items not affecting cash:
Depreciation and amortization	15,566	6,998	-		8,568
Deferred income tax	(451)	880	-		(1,331)
Other	759	666	-		93

Changes in non-cash working capital:
Accounts receivable	53,381	9,695	-		43,686
Inventories	(6,631)	(1,638)	-		(4,993)
Prepaid expenses and other current assets	(5,543)	1,629	-		(7,172)
Payables and accruals	(129,404)	(3,162)	-		(126,242)
Unearned revenues	8	3,396	-		(3,388)
Other liabilities	(2,379)	640	-		(3,019)
Net cash provided by operating activities	$(73,715)	$18,670	$-		$(92,385)

FIRSTSERVICE CORPORATION (to be renamed COLLIERS INTERNATIONAL GROUP INC.)
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of US dollars)

1.           Background and basis of presentation

On March 11, 2015, the Board of Directors of FirstService Corporation (“FirstService”) unanimously approved a proposal to split FirstService into two independent companies, being (i) a Commercial Real Estate Services company operating principally as Colliers International and (ii) a Residential Real Estate Services and Property Services company operating principally as FirstService Residential and several franchise brand companies including California Closets, Paul Davis Restoration and CertaPro Painters.

The proposed corporate reorganization (the “Arrangement”) received shareholder approval on April 21, 2015. The Arrangement would be implemented through a court approved plan of arrangement and remains subject to certain conditions. The reorganization would result in two publicly traded entities with the Residential Real Estate Services and Property Services company named FirstService Corporation (“New FSV”), and FirstService renamed as Colliers International Group Inc. (“Colliers”). FirstService shareholders would receive one New FSV Multiple Voting Share or Subordinate Voting Share for each FirstService Multiple Voting Share or Subordinate Voting Share held, respectively.

The unaudited pro forma consolidated financial statements for the year ended December 31, 2014 have been prepared from the FirstService audited Consolidated Financial Statements for the year ended December 31, 2014, as well as the audited New FSV Carve-out Combined Financial Statements for the year ended December 31, 2014. The unaudited pro forma consolidated financial statements for the three months ended March 31, 2015 have been prepared from the FirstService unaudited Consolidated Financial Statements for the three months ended March 31, 2015 as well as the unaudited New FSV Carve-out Combined Financial Statements for the three months ended March 31, 2015. The New FSV Carve-out Combined Financial Statements were derived from the accounting records of FirstService on a carve-out basis and therefore include allocated costs, which may not be representative of the costs that may be incurred in the future as an independent, publicly-traded company.

These unaudited pro forma consolidated financial statements should be read in conjunction with the FirstService audited Consolidated Financial Statements for the year ended December 31, 2014 and unaudited Consolidated Financial Statements for the three months ended March 31, 2015 and related Management’s Discussion and Analysis, as well as the audited New FSV Carve-out Combined Financial Statements for the year ended December 31, 2014 and unaudited Carve-out Combined Financial Statements for the three months ended March 31, 2015 and related Management’s Discussion and Analysis.

These unaudited pro forma consolidated financial statements are for illustrative and information purposes only and may not be indicative of the results that actually would have occurred if the Arrangement had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out combined financial statements, various other factors may have an effect on the financial condition and results of operations after the completion of the Arrangement.

The unaudited pro forma consolidated balance sheets give effect to the Arrangement as if it had taken place on December 31, 2014 and March 31, 2015. The unaudited pro forma consolidated statements of earnings give effect to the Arrangement as if it had taken place on January 1, 2014 and January 1, 2015, the beginning of the most recent fiscal periods for which New FSV Carve-out Combined Financial Statements are available. Note 2 outlines the pro forma assumptions and adjustments that have been made.

For the year ended December 31, 2014 New FSV was allocated corporate general and administrative expenses of $10,680 (three months ended March 31, 2015 - $2,101). Corporate general and administrative expenses include costs related to finance, legal, treasury, insurance, corporate development and costs associated with being a public company. Effective with the Arrangement, New FSV will assume responsibility for all of these functions and related costs.

Colliers expects that its annual corporate general and administrative expenses will increase approximately $1,300 in 2015 compared to 2014 on account of incremental costs required to function as an independent public company. No pro forma adjustments have been made to the statement of earnings to reflect the incremental expenses described in this paragraph.

2.           Pro forma assumptions and adjustments

A.	Pro forma adjustment to income tax expense to reflect new legal and corporate structure after completion of the Arrangement.

B.
Adjustments to increase accounts payable to accrue for the Colliers share of the estimated transaction costs to complete the Arrangement. This results from the pro forma consolidated balance sheet as of December 31, 2014 giving effect to the Arrangement as of December 31, 2014. The pro forma consolidated balance sheet as of March 31, 2015 gives effect to the Arrangement as of March 31, 2015.

C.
Pro forma net basic and diluted earnings per common share is calculated using the same weighted average number of pre-arrangement FirstService basic and diluted common shares (Multiple Voting Shares and Subordinate Voting Shares) outstanding as at December 31, 2014 and March 31, 2015

D.
The amount of the FirstService net investment in New FSV, which was recorded by New FSV as FirstService’s net investment in its Carve-out Combined Financial Statements, is reclassified to retained earnings. FirstService’s net investment in New FSV is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve New FSV’s new capital structure post-split.

E.
The long-term debt attributed to New FSV is subject to amendment at the time of the Arrangement in accordance with any adjustments arising from the transition agreement to achieve New FSV’s new capital structure post-split.